



PB Analytics, Inc. (DBA Rixon Technology) Small Business Bond™

Bond Terms:

Bond Yield: 7.0%
Target Raise Amount: $250,000
Minimum Raise Amount: $50,000

Repayment Period: 5 years (60 months)
Collateral: Unsecured
Offering End Date: May 2, 2022

Company Details:

Name: Rixon Technology
Founded: 2014
Address: 123 W. Chandler Heights Rd #13096
Chandler, AZ 85248

Industry: Computer Related Services
Employees: 3
Website: https://rixontechnology.com/

Use of Funds Allocation:

If maximum raise is met:

$141,250 (56.5%) – digital marketing and brand awareness
$100,000 (40.0%) – working capital
$8,750 (3.5%) – SMBX's capital raise fee





Business Metrics:

	FY19	FY20	FY21
Total Assets	$0	$33,278	$108,526
Cash & Cash Equivalents	$0	$24,162	$83,165
Accounts Receivable	$0	$9,116	$7,250
Short-term Debt	$0	$42	$1,191
Long-term Debt	$8,054	$26,842	$26,839
Revenue	$0	$56,467	$176,609
Cost of Goods Sold	$0	$22,246	$12,872
Taxes	$872	$923	$2,013
Net Income	-$8,054	$11,841	$71,703

About:

PB Analytics, Inc. (DBA Rixon Technology) offers a patented, cloud-native, vault-less tokenization platform with "right to be forgotten" capabilities. It proudly serves organizations who seek a data security solution that will boost confidence and efficiency, enable expansion into new markets, maintain their reputation, and ultimately grow their business.

For more information, contact our Customer Support Team at support@thesmbx.com

